NEWS RELEASE

EMX Announces the Receipt of $3.4M and a 2.5% NSR Royalty on the Close of the Superior West Option
Agreement with Kennecott Exploration

Vancouver, British Columbia, November 6, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that Kennecott Exploration Company ("KEX"), a subsidiary of the Rio Tinto Group, has exercised its option to purchase EMX's Superior West Project, located in central Arizona, and in connection therewith EMX is in receipt of the final option payment of $3,407,383 and has been granted a 2.5% NSR royalty over the project.

EMX acquired the Superior West Project by staking open ground after target generation activities in the greater Superior and Globe-Miami porphyry districts, which ultimately resulted in the acquisition of multiple key property positions within these prolific districts.  The project was optioned to KEX in 2015 and advanced through various field programs. KEX's exercise of the option to purchase highlights the strength of EMX's royalty generation model, in which targets and related mineral rights are acquired at minimal cost to shareholders, then advanced through partnerships with leading exploration and mining companies. EMX receives cash payments and retains royalty interests, expanding its growing global portfolio.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information, contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter June 30, 2025 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2